Exhibit 23.1

KPMG LLP Suite 1500 550 South Hope Street Los Angeles, CA 90071-2629

Consent of Independent Registered Public Accounting Firm
We consent to the use of our (1) reports dated February 22, 2024, with respect to the consolidated financial statements of Kennedy-Wilson Holdings, Inc., and the effectiveness of internal control over financial reporting, and (2) our report dated March 29, 2024, with respect to the consolidated financial statements of KW-G Multifamily Venture 1, LLC and its subsidiaries, incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the prospectus.
/s/ KPMG LLP
Los Angeles, California
October 25, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.